Exhibit 1

FOR IMMEDIATE RELEASE

INCREDIMAIL RENEWS ADSENSE CONTRACT WITH GOOGLE FOR TWO YEARS

TEL AVIV, ISRAEL – July 1, 2009 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet company, today announced that it has reached a new, two-year direct agreement with Google Inc. (NASDAQ: GOOG). Although terms of the agreement were not disclosed, IncrediMail’s CEO Ofer Adler said, “We are very happy with the agreement.”

IncrediMail has been using AdSense since the end of 2006 enabling it to share in advertising revenue generated from users clicking on Google sponsored links, in response to a search query conducted on IncrediMail sites. These sponsored links represent a significant revenue generating channel for IncrediMail in its efforts to monetize its user base. IncrediMail reported earlier in June 2009 that about 70% of its revenue was generated from its Search business model that includes multiple search engines.

“We are very happy, having extended our agreement with Google. This renewal reflects the positive relationship established between our companies and a relationship that has allowed IncrediMail to continue to perform well,” said Ofer Adler, IncrediMail’s CEO. “The contract renewal facilitates our current business strategy, which allows IncrediMail users to carry out ‘Google searches’, will continue to move forward for another two years. It also reaffirms our commitment to our current business model that we believe has demonstrated our approach to monetizing our user base is clearly working.”

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues and designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Forward-Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

Todd Fromer / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1215 / 212-896-1236
tfromer@kcsa.com/ mcsaby@kcsa.com